Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at December 31, 2012. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended December 31, 2012.

(Skr millions)
Senior debt:
Long-term	204,095.1
Short-term	68,542.2
Total senior debt (1), (2)	272,637.3

Subordinated debt:
Long-term	3,012.7
Short-term	—
Total subordinated debt (1)	3,012.7

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990.0
Reserves	449.9
Retained earnings	9,972.3

Total	14,412.2

Total capitalization	290,062.2

(1)                                 At December 31, 2012, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 31, 2012.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since December 31, 2012.